Exhibit 99.7

EXECUTION VERSION

FORM OF CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

This CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT (this “Convertible Note Subscription Agreement”) is entered into on November 25, 2024, by and among Electra Battery Materials Corporation (the “Issuer”), a corporation continued under the Canada Business Corporations Act (the “Act”), and the undersigned subscriber (“Subscriber”).

WHEREAS, Subscriber desires to subscribe for and purchase convertible notes (the “Convertible Notes”) of and from the Issuer having the terms set forth in the form of indenture attached as Annex A hereto (together with all related security documents, the “Indenture”) and convertible into common shares of the Issuer no par value per share (the “Common Shares”) and warrants (the “New Warrants”), of and from the Issuer having the terms set forth in the form of warrant indenture attached as Annex B hereto (the “New Warrant Indenture”), with each whole-warrant exercisable to purchase one common share of the Issuer no par value per share (together with the Common Shares issuable on conversion of the Convertible Notes and the Common Shares issuable upon the exercise of the Existing Warrants (as defined below), the “Underlying Shares”), at a purchase price of C$1.00 per share, in an aggregate principal amount as set forth on Subscriber’s signature page attached hereto, at 100% of such principal amount (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Convertible Notes and the Warrants in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer;

WHEREAS, on or about the date of this Convertible Note Subscription Agreement, the Issuer is entering into other convertible note subscription agreements (the “Other Subscription Agreements” and together with this Convertible Note Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”) in a form substantially similar to this Convertible Note Subscription Agreement, pursuant to which such Other Subscribers have agreed to purchase additional Convertible Notes (to be issued under the same indenture substantially in the form attached as Annex A hereto) on the Closing Date (as defined below);

WHEREAS, on or about the date of this Convertible Note Subscription Agreement, the Issuer is entering into a subscription agreement for the offer and sale of Common Shares concurrently with the offer and sale of the Convertible Notes and New Warrants pursuant to the Subscription Agreements (the “Equity Subscription”); and

WHEREAS, in connection with the completion of the purchase and sale of Convertible Notes pursuant to this Convertible Note Subscription Agreement, (i) the Issuer has agreed to amend the terms of all of the outstanding warrants (the “Existing Warrants”) under the Warrant Indenture, dated as of February 13, 2023 as amended January 12, 2024 (the “First Warrant Indenture”), between the Issuer and TSX Trust Company, in its capacity as Warrant Agent, in the form of amendment pursuant to a supplemental indenture attached as Annex C hereto (the “Existing Warrant Amendment”) and (ii) Subscriber has agreed to (x) enter into a limited waiver (the “Limited Waiver”) and supplemental indenture (the “Supplemental Indenture”) to waive certain existing events of default, defer certain accrued and unpaid interest payments on, and amend certain covenants under the existing Convertible Senior Secured Notes due 2028 (the “Existing Notes”) issued pursuant to the Indenture, dated as of February 13, 2023, between the Issuer, the Guarantors party thereto and GLAS Trust Company LLC, as Trustee and Collateral Trustee, and (y) return for cancellation the outstanding warrants held by the Subscriber (the “Cancelled Warrants”) under the Warrant Indenture, dated as of August 11, 2023, between the Issuer and TSX Trust Company, in its capacity as Warrant Agent.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.          Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Convertible Notes in an aggregate principal amount and New Warrants to acquire a number of Common Shares, in each case, as set forth on Subscriber’s signature page attached hereto (such subscription and issuance, the “Subscription”).

Section 2.          Closing.

(a)            The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on or about November 26, 2024, subject to the satisfaction or waiver of the conditions below (the “Closing Date”).

(b)            No later than 10:00 am, New York City time on the anticipated Closing Date, Subscriber shall deliver the Purchase Price for the Convertible Notes and the New Warrants by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice in the amount set forth on the signature page hereto, such funds to be held by the Issuer in escrow until the Closing, and deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Convertible Notes and the New Warrants and deliver these to Subscriber or its nominee, including, without limitation, a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing, (i) the Purchase Price shall be released from escrow automatically and without further action by the Issuer or Subscriber, (ii) the Issuer shall deliver to Subscriber or its nominee the Convertible Notes in book entry form on the register maintained by the trustee for the Convertible Notes and (iii) the Issuer shall deliver to Subscriber or its nominee the New Warrants in book entry form on the register maintained by the warrant agent for the New Warrants. In the event that the Closing Date does not occur by November 27, 2024 (the “Closing Outside Date”), unless otherwise agreed to in writing by the Issuer and Subscriber, the Issuer shall promptly (but in no event later than five (5) Business Days after the Closing Outside Date) return the funds so delivered by Subscriber to the Issuer by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Convertible Note Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of written notice of a new Closing Date and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Convertible Note Subscription Agreement, “Business Day” means any day other than a Saturday, a Sunday, or any day on which the banks in New York, New York and Toronto, Ontario are authorized or required by law to close.

(c)            The Closing shall be subject to the satisfaction or valid waiver by each of the parties hereto of the conditions that, on the Closing Date:

(i)	no suspension of the offering or sale or trading of the Underlying Shares in any applicable jurisdiction, or initiation or threatening in writing of any proceedings for any of such purposes, shall be deemed to have occurred and be continuing and the Underlying Shares shall have been conditionally approved for listing on the TSX Venture Exchange (“TSXV”), subject only to satisfaction of customary conditions, and the NASDAQ shall have been notified of the offering of the Convertible Notes and the New Warrants;

(ii)	all conditions precedent set forth in the Indenture shall have been satisfied (as determined by the parties to the Indenture) or waived (other than those conditions which, by their nature, are to be satisfied at by the Closing itself, but subject to their satisfaction or valid waiver at the Closing); and

(iii)	no court of competent jurisdiction shall have issued, enforced or entered any judgment or order which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.

(d)            In addition to the conditions set forth in Section 2(c), the obligation of the Issuer to consummate the Closing shall be subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i)	all representations and warranties of Subscriber contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date;

(ii)	Subscriber shall have performed, satisfied or complied with, in each case, in all material respects, all covenants and agreements required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such noncompliance is provided by Issuer to Subscriber and the Issuer fails to cure such noncompliance in all material respects within five (5) Business Days of receipt of such notice;

(iii)	each of the parties to this Convertible Note Subscription Agreement, the Indenture, the New Warrant Indenture, the Limited Waiver, the Supplemental Indenture and the Existing Warrant Amendment (collectively, the “Transaction Documents”), in each case other than the Issuer and its subsidiaries, shall have executed such documents and delivered counterparts thereto to the Issuer; and

(iv)	Subscriber shall have consented to the cancellation of the Cancelled Warrants in a form reasonably acceptable to the Issuer.

(e)            In addition to the conditions set forth in Section 2(c), the obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i)	all representations and warranties of the Issuer contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects as of such date), other than, in each case, failures to be true and correct that would not result, individually or in the aggregate, in a Material Adverse Effect;

(ii)	the Issuer shall have performed, satisfied or complied with, in each case, in all material respects, all covenants and agreements required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such noncompliance is provided by Subscriber to the Issuer and the Issuer fails to cure such noncompliance in all material respects within five (5) Business Days of receipt of such notice;

(iii)	the Issuer shall not have entered into any Other Subscription Agreement with a lower purchase price per $1,000 principal amount of the Convertible Notes or other terms (economic or otherwise) substantially more favorable to such Other Subscriber than as set forth in this Convertible Note Subscription Agreement;

(iv)	there has not occurred any Material Adverse Effect;

(v)	a certificate, dated the Closing Date, and signed on behalf of the Issuer, but without personal liability, by the President and Chief Executive Officer of the Issuer and by the Chief Financial Officer of the Issuer, certifying that: (i) the conditions in Section 2(e)(i), Section 2(e)(ii) and Section 2(e)(iv) have been satisfied; (ii) there has been no material change relating to the Issuer since the date hereof which has not been generally disclosed and with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis; and (iii) that, to the best of the knowledge, information and belief of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the common shares of the Issuer or any other securities of the Issuer has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(vi)	Subscriber, shall have received opinions of counsel to the Issuer, dated the Closing Date and addressed to Subscriber, in form and substance reasonably satisfactory to Subscriber and its counsel;

(vii)	Subscriber, shall have received opinions of counsel to the Issuer, dated the Closing Date and addressed to Subscriber on such matters of Canadian federal and provincial law as the Subscriber may reasonably request, including, specifically, that the issue of the Convertible Notes, the New Warrants, the Underlying Shares and the first trade of any Underlying Shares is exempt from the prospectus requirement under Canadian Securities laws or that such requirement does not apply to the issue of the Convertible Notes or the New Warrants;

(viii)	the purchase and sale of Common Shares as part of the Equity Subscription shall have been consummated in accordance with the terms of the documents related thereto; and

(ix)	each of the parties to the Transaction Documents, in each case other than Subscriber, shall have executed such documents and delivered counterparts thereto to Subscriber.

(f)            Prior to or at the Closing, Subscriber shall deliver all such other information and shall take all such actions as is reasonably requested by the Issuer in order for the Issuer to deliver the Convertible Notes and the New Warrants to Subscriber or its nominee.

Section 3.          Issuer Representations and Warranties. The Issuer represents and warrants to Subscriber as of the date hereof and as of the Closing Date that:

(a)	Compliance with Canadian Laws and Regulations. No cease trade order preventing the offer and sale of the Convertible Notes, the New Warrants or the Underlying Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Issuer, threatened, by any of the Canadian securities regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces and territories of Canada (the “Canadian Jurisdictions”).

(b)	Reporting Issuer and TSXV Status. The Issuer is a “reporting issuer” in the Canadian Jurisdictions. The Common Shares are registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the Issuer files reports with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a) of the U.S. Exchange Act. The Issuer is in compliance in all material respects with the by-laws, rules and regulations of the TSXV and the NASDAQ (except as disclosed in the EDGAR Documents (as defined below)), as applicable.

(c)	SEDAR+ Documents. The documents filed or furnished with the System for Electronic Document Analysis and Retrieval + (“SEDAR+,” and such documents filed since January 1, 2023, the “SEDAR+ Documents”), when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws (as defined below). Any further SEDAR+ Documents prior to the delivery of the Convertible Notes and the New Warrants, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. “Canadian Securities Laws” means all applicable securities laws in the Canadian Jurisdictions, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, the respective regulations, rules, orders, and forms under such laws and the applicable published policy statements, national instruments, and multi-lateral instruments of and any exempting orders issued by the Canadian Securities Commissions.

(d)	EDGAR Documents. The documents filed or furnished with the SEC through its Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR,” and such documents filed since January 1, 2023, the “EDGAR Documents”), when they were filed with the SEC, conformed in all material respects to the applicable requirements of the U.S. Securities Laws (as defined below); and any further EDGAR Documents prior to the delivery of the Convertible Notes and the New Warrants, when such documents are so filed, will conform in all material respects to the applicable requirements of U.S. Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. “U.S. Securities Laws” means all applicable federal securities laws in the United States, all as now enacted or as the same may from time to time be amended, re-enacted or replaced at such time, the respective regulations, rules, and forms under such laws.

(e)	No Conflicts. Neither the execution of any Transaction Document, nor the issuance, offering or sale of the Convertible Notes, the New Warrants or the Underlying Shares, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Issuer or any subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Issuer or any subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Issuer or any subsidiary may be bound or to which any of the property or assets of the Issuer or any subsidiary is subject, except such conflicts, breaches or defaults as may have been waived; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Issuer or any subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Issuer or any subsidiary or of any governmental authority having jurisdiction over the Issuer or any subsidiary.

(f)	Offered Securities. All of the Convertible Notes and the New Warrants, when issued will be duly and validly authorized and issued, and none of the Convertible Notes or the New Warrants will have been or will be issued in violation of the pre-emptive or similar rights of any security holder of the Issuer or of any other person. Upon conversion of the Convertible Notes or exercise of the New Warrants or Existing Warrants, as applicable, the Underlying Shares will be duly and validly authorized and issued as fully paid and non-assessable common shares of the Issuer, and none of such Underlying Shares will have been issued in violation of the pre-emptive or similar rights of any security holder of the Issuer or of any other person.

(g)	Organization. The Issuer is duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation. The Issuer is duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such license or qualification, and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses as described in the SEDAR+ Documents and the EDGAR Documents. Each of Cobalt Camp Refinery Limited, U.S. Cobalt Inc., Idaho Cobalt Company and Scientific Metals (Delaware) Inc. (the “Material Subsidiaries”) (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization and is up-to-date in respect of all material corporate filings; and (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets. The Material Subsidiaries are the only subsidiaries of the Issuer which are material to the Issuer and the Issuer is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Material Subsidiaries as set out in the SEDAR+ Documents and the EDGAR Documents, free and clear of all material encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest (collectively, “Encumbrances”), except as disclosed in the SEDAR+ Documents and the EDGAR Documents.

(h)	[Reserved].

(i)	No Violation or Default. The Issuer and each of its Material Subsidiaries are not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Issuer or each Material Subsidiary is a party or by which the Issuer or each Material Subsidiary is bound or to which any of the property or assets of the Issuer or each Material Subsidiary is subject, other than in each case those defaults under the Existing Indenture that are being waived pursuant to the Limited Waiver; or (iii) in violation in any material respect of any applicable law. To the Issuer’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it is a party is in violation or default in any material respect thereunder.

(j)	Enforceability of Agreements. All mortgages, notes, indentures, contracts, agreements (written or oral), instruments, leases or other documents to which the Issuer or any subsidiary is a party or by which the Issuer or a material portion of the assets thereof are bound which is material to the Issuer (on a consolidated basis) (each a “Material Agreement”) are legal, valid and binding obligations of the Issuer or its subsidiaries enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by applicable law or public policy considerations in respect thereof.

(k)	Authorization; Enforceability. The Issuer and each of its subsidiaries has full corporate power and authority to enter into each of the Transaction Documents to which it is a party and perform the transactions contemplated thereby. Each of the Transaction Documents has been duly authorized by the Issuer and each of its subsidiaries party thereto and, when executed and delivered, and assuming the due authorization, execution and delivery of the same by the other parties thereto, each Transaction Document will constitute a legal, valid and binding agreement of the Issuer and each of its subsidiaries party thereto, enforceable in accordance with its terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by applicable law or public policy considerations in respect thereof.

(l)	No Material Adverse Effect. Other than as disclosed in the SEDAR+ Documents and the EDGAR Documents, subsequent to December 31, 2023, there has not been any event, fact, circumstance, development, change, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Issuer whether or not arising in the ordinary course of business (a “Material Adverse Effect”) and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect, other than in each case those defaults under the Existing Indenture that are being waived pursuant to the Limited Waiver.

(m)	Filings. The Issuer has filed all documents or information required to be filed by it under Canadian Securities Laws and the rules, regulations and policies of the TSXV and the U.S. Securities Laws and the rules, regulations and policies of the NASDAQ, except where the failure to file such document or information would not result in a Material Adverse Effect; and the Issuer has not filed any confidential material change report that at the date hereof remains confidential.

(n)	Financial Information. The audited financial statements of the Issuer as at December 31, 2023 (the “2023 Audited Financial Statements”) and December 31, 2022 and interim unaudited financial statements of the Issuer as at June 30, 2024, in each case together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Issuer as of the dates indicated and the consolidated statements of operations and comprehensive income and statements of changes in shareholders’ equity of the Issuer for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The Issuer does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, or (ii) reflected in or reserved against in the Financial Statements.

(o)	Independent Accountants. KPMG LLP, who has delivered their report with respect to the 2023 Audited Financial Statements (as defined above and which term as used in this Convertible Note Subscription Agreement includes the related notes thereto), and KPMG LLP, who has reviewed the unaudited interim Financial Statements as of June 30, 2024, are each independent public, certified public or chartered public accountants as required by applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in NI 51-102) with KPMG LLP or any other prior auditor of the Issuer.

(p)	Disclosure Controls. Other than as disclosed in the SEDAR+ Documents and the EDGAR Documents, the Issuer maintains systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Issuer’s internal control over financial reporting is effective and the Issuer is not aware of any material weaknesses in its internal control over financial reporting.

(q)	Capitalization. The authorized capital of the Issuer consists of an unlimited number of Common Shares of which, as of the date hereof, 57,371,804 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Issuer. The issued and outstanding Common Shares have been duly authorized, are validly issued, are fully paid and are non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. There are no dividends which have accrued or been declared but are unpaid on the Common Shares. All securities of the Issuer have been issued in accordance with the provisions of all applicable Canadian Securities Laws and other applicable laws. The Underlying Shares will be issued as fully paid, non-assessable Common Shares free and clear of all Encumbrances (other than restrictions on transfer imposed by Canadian Securities Laws, U.S. Securities Laws or Encumbrances created, or agreed to in writing, by Subscriber).

(r)	Convertible Securities. As of the date hereof:

(a)            other than options to purchase 4,698,118 Common Shares, warrants to purchase 33,724,658 Common Shares, 628,388 deferred stock units, 210,490 restricted stock units and $50,250,000 aggregate principal amount of Existing Notes (excluding previously accrued interest amounts treated as principal pursuant to the terms of the Limited Waiver, dated as of February 27, 2024, between the Issuer, GLAS Trust Company LLC, as Trustee and Collateral Trustee, and the holders of the Existing Notes), there are no outstanding convertible securities or securities, notes or instruments convertible into or exercisable for any equity interests of the Issuer or its subsidiaries or options, warrants, subscriptions or other rights to acquire capital stock or other equity interests of the Issuer or its subsidiaries;

(b)            other than as disclosed in the SEDAR+ Documents and EDGAR Documents, this Convertible Note Subscription Agreement, the Other Subscription Agreements and the agreements in connection with the Equity Subscription, there are no commitments, agreements or understandings of any kind, relating to the issuance or repurchase by the Issuer or its subsidiaries of any Common Shares or other equity interests of the Issuer or its subsidiaries, any convertible securities or securities, notes or instruments convertible or exercisable for securities or any such options, warrants or rights; and

(c)            neither the Issuer nor any of its subsidiaries has a shareholder rights plan or similar plan in effect.

(s)	Voting or Control Agreements. To the knowledge of the Issuer, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Issuer.

(t)	Restrictions on Business. Neither the Issuer nor any of its Material Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Issuer or any Material Subsidiary to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Issuer or any Material Subsidiary.

(u)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any governmental authority or stock exchange is required for the execution, delivery and performance by the Issuer of the Transaction Documents, the issuance and sale by the Issuer of the Convertible Notes, the New Warrants and the Underlying Shares except for the approval of the TSXV, which has been obtained, and notification to NASDAQ, which will have been made prior to the Closing Date.

(v)	Certificates. The form of securities certificates representing the Convertible Notes, the New Warrants and the Underlying Shares to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the Act, the articles of incorporation of the Issuer and applicable requirements of the TSXV or will have been otherwise approved by the TSXV.

(w)	Transfer Agent. TSX Trust Company has been duly appointed as registrar and transfer agent for the Common Shares.

(x)	Indenture Trustee, Collateral Trustee and Paying Agent. GLAS Trust Company LLC will be duly appointed as trustee, collateral trustee and paying agent for the Convertible Notes.

(y)	No Litigation. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Issuer’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Issuer or any Material Subsidiary is a party or to which any property of the Issuer or any Material Subsidiary is subject that, individually or in the aggregate, if determined adversely to the Issuer or any Material Subsidiary, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Issuer to perform its obligations under this Convertible Note Subscription Agreement; except as disclosed in the SEDAR+ Documents and the EDGAR Documents, to the Issuer’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any governmental authority or threatened by others.

(z)	Solvency. On and immediately after the Closing Date, each of the Issuer and each Material Subsidiary will be solvent and neither the Issuer nor any Material Subsidiary is the subject of any voluntary or involuntary case or proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy or insolvency law.

(aa)	No Stabilization. Neither the Issuer nor any its subsidiaries has taken, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Convertible Notes, the New Warrants or the Underlying Shares in violation of Regulation M under the U.S. Exchange Act.

(bb)	No Registration and Trust Indenture Act. Assuming the accuracy of the representations and warranties of Subscriber contained herein and their compliance with the agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Convertible Notes and the New Warrants to Subscriber, or in connection with the amendment of the Existing Warrants as contemplated by the Existing Warrant Amendment, to register the Convertible Notes, the Existing Warrants or the New Warrants under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or to qualify the Indenture under the Trust Indenture Act of 1939, as amended.

(cc)	Federal Reserve System. None of the transactions contemplated by this Convertible Note Subscription Agreement (including, without limitation, the use of the proceeds from the sale of the Convertible Notes and the New Warrants), will violate or result in a violation of Section 7 of the U.S. Exchange Act, or any regulation promulgated thereunder, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System.

(dd)	Material Agreements. None of the Issuer, any Material Subsidiary or, to the Issuer’s knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and, no event has occurred which with notice or lapse of time or both would constitute such a default.

(ee)	Proposed Acquisition. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Issuer of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(ff)	Intellectual Property Rights. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, the Issuer owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted.

(gg)	No Material Defaults. The Issuer has not defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases.

(hh)	Title to Real and Personal Property.

(a)	Except as disclosed in the SEDAR+ Documents and the EDGAR Documents or otherwise disclosed to the Subscribers, the Issuer is the beneficial owner (or co-owner where so disclosed to the Subscribers) of, or has the right to acquire the interests in, the material properties, business and assets referred to in the SEDAR+ Documents and the EDGAR Documents, free of all Encumbrances whatsoever (other than those Encumbrances disclosed in documents filed by or on behalf of the Issuer with the Canadian Securities Commissions).

(b)	Any and all agreements pursuant to which the Issuer holds or will hold any such interest in its material property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated.

(ii)	Properties.

(a)	The Refinery is the only property or asset currently material to the Issuer.

(b)	The Issuer holds either mining leases, mining claims, mineral claims, surface leases or exploration permits or exploitation permits recognized in the jurisdiction in which the either the Refinery or the Iron Creek Project (collectively, the “Properties”) are located (or valid agreements to acquire such property interests from third parties, which agreements are in good standing) in respect of the ore bodies and minerals located in the Properties as described in the SEDAR+ Documents and the EDGAR Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Issuer to explore and commercially extract the minerals relating thereto.

(c)	All mining leases, mineral claims and surface leases relating to the Properties in which the Issuer has an interest or right are valid and in good standing in accordance with all applicable laws.

(d)	The Issuer has all necessary surface rights, access rights and other necessary rights and interest relating to the Properties granting the right and ability, as applicable, to explore, access and commercially exploit and refine (except as disclosed in the SEDAR+ Documents and the EDGAR Documents) minerals in the manner currently conducted or anticipated to be conducted in the near term, subject to the Issuer’s ability to maintain the Permits (as defined below), with only such exceptions as do not materially interfere with the use made by the Issuer of the rights or interests in the Properties.

(e)	Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, all assessments or other work required to be performed or license fees required to be paid in relation to the material mineral claims of the Issuer in order to maintain their respective interests therein, if any, have been performed or paid to date.

(f)	Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, the Issuer has acquired, or will acquire, all of the material approvals (including environmental approvals), permits, licenses or rights required by the Issuer to carry out its planned operations at the Refinery.

(g)	Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, the Issuer does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof.

(h)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Issuer has received notice against any Properties.

(i)	The Issuer has filed or will file all work reports or other documents required in connection with the Properties with the relevant governmental authority.

(jj)	Aboriginal Claims. There are no material claims or actions with respect to aboriginal or native rights against or affecting the Issuer or, to the best of the knowledge of the Issuer, pending or threatened, including with respect to the Properties. Other than as set forth in the SEDAR+ Documents and the EDGAR Documents, the Issuer is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Issuer, is threatened or imminent with respect thereto or activities thereon.

(kk)	Exploration and Exploitation Activities. All mineral exploration and exploitation activities by the Issuer or the Material Subsidiaries on the properties of the Issuer have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

(ll)	Environmental Laws. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents:

(a)	the Issuer and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) applicable to the Issuer or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”);

(b)	the Issuer and the Material Subsidiaries have obtained, or have submitted an application to obtain, all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Issuer and the Material Subsidiaries and each Environmental Permit which has been obtained is valid, subsisting and in good standing and the Issuer and the Material Subsidiaries are not in material default or breach of any Environmental Permit, and no proceeding is pending or, to the knowledge of the Issuer, threatened, to revoke or limit any Environmental Permit;

(c)	neither the Issuer nor any Material Subsidiary have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Issuer nor any Material Subsidiary (including, if applicable, any predecessor companies) has not settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Issuer and the Material Subsidiaries, nor to the knowledge of the Issuer, have any such orders or directions been threatened;

(d)	neither the Issuer nor any Material Subsidiary have received any notice wherein it is alleged or stated that the Issuer or any Material Subsidiary is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws other than in the ordinary course of business;

(e)	neither the Issuer nor any Material Subsidiary have received any request for information in connection with any federal, municipal or local inquiries as to disposal sites and, to the best of the knowledge of the Issuer, there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, municipal or local except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and

(f)	the Issuer and the Material Subsidiaries are in compliance in all material respects with all applicable workers compensation and health and safety and workplace laws, regulations and policies.

(mm)	Permits. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents:

(a)	the Issuer and the Material Subsidiaries have obtained or identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are required for their current operations on the material properties referred to in the SEDAR+ Documents and the EDGAR Documents, which Permits include all necessary permits to operate and commercially exploit minerals from the Iron Creek Project; and

(b)	the required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Issuer or the Material Subsidiaries.

(nn)	Technical Report.

(a)	The Issuer made available to the respective authors thereof prior to the issuance of the Iron Creek Technical Report filed by the Issuer on SEDAR+, for the purpose of preparing the Iron Creek Technical Report, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(b)	The Iron Creek Technical Report complies in all material respects with the requirements of NI 43-101 as at the date of the Iron Creek Technical Report;

(c)	The Issuer is in compliance, in all material respects, with the provisions of NI 43-101;

(d)	Except as noted in the SEDAR+ Documents, all scientific and technical information (within the meaning of NI 43-101) disclosed in the SEDAR+ Documents: (i) is based upon information prepared, reviewed and/ or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, and (iii) was true, complete and accurate in all material respects at the time of filing;

(e)	The Issuer made available to the respective authors thereof prior to the issuance of the Iron Creek Technical Report Summary filed by the Issuer on EDGAR, for the purpose of preparing the Iron Creek Technical Report Summary, all material information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(f)	The Iron Creek Technical Report Summary complies in all material respects with the requirements of Subpart 1300 of Regulation S-K as at the date of the Iron Creek Technical Report Summary;

(g)	The Issuer is in compliance, in all material respects, with the provisions of Subpart 1300 of Regulation S-K; and

(h)	Except as noted in the EDGAR Documents, all scientific and technical information (within the meaning of Subpart 1300 of Regulation S-K) disclosed in the EDGAR Documents: (i) is based upon information prepared, reviewed and/ or verified by or under the supervision of a “qualified person” (as such term is defined in Subpart 1300 of Regulation S-K), (ii) has been prepared and disclosed in accordance with industry standards set forth in Subpart 1300 of Regulation S-K, and (iii) was true, complete and accurate in all material respects at the time of filing.

(oo)	Insurance. The Issuer maintains insurance covering its properties, operations, personnel and businesses that the Issuer reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Issuer; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date. The Issuer has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Issuer.

(pp)	Employment Matters.

(a)	The Issuer is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(b)	There has not been and there is not currently any labor disruption or conflict which would reasonably be expected to have a Material Adverse Effect on the Issuer.

(c)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Issuer for the benefit of any current or former director, officer, employee or consultant of the Issuer (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(d)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Issuer.

(e)	To the knowledge of the Issuer, no officer, director, employee or security holder of the Issuer has any cause of action or other claim whatsoever against, or owes any amount to, the Issuer in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Issuer.

(qq)	Related Party Transactions. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents:

(a)	the Issuer does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(b)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Issuer is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it; and

(c)	none of the directors, officers or employees of the Issuer, any known holder of more than ten percent (10%) of any class of shares of the Issuer, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Issuer, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Issuer or its business.

(rr)	Taxes. Except as disclosed in the SEDAR+ Documents and the EDGAR Documents, the Issuer and the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith. Except as otherwise disclosed in the SEDAR+ Documents and the EDGAR Documents, no tax deficiency has been determined adversely to the Issuer. The Issuer has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it.

(ss)	Investment Company Act. The Issuer is not nor will be, after giving effect to the offering and sale of the Convertible Notes, the New Warrants and the Underlying Shares and the amendment of the Existing Warrants as contemplated by the Existing Warrant Amendment and the application of the proceeds thereof, as applicable, required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

(tt)	Finder’s Fee’s. The Issuer has not incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated.

(uu)	No Improper Practices. (i) Neither the Issuer, any of its subsidiaries, nor, to the Issuer’s knowledge, any of the directors or officers of the Issuer or any of its subsidiaries has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi- public duty in violation of any Applicable Law; (ii) no relationship, direct or indirect, exists between or among the Issuer or any affiliate, on the one hand, and the directors, officers or shareholders of the Issuer, on the other hand, that is required by Canadian Securities Laws to be described in the SEDAR+ Documents and the EDGAR Documents that is not so described; and (iii) the Issuer has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Issuer to alter the customer’s or supplier’s level or type of business with the Issuer, or (B) a trade journalist or publication to write or publish favorable information about the Issuer or any of their respective products or services.

(vv)	Operations. The operations of the Issuer are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental authority involving the Issuer with respect to the Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.

(ww)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Issuer to Subscriber as a part of its due diligence in connection with the Offering were complete and accurate in all material respects.

(xx)	TSXV and NASDAQ Listing. The Common Shares are listed for trading on the TSXV and the NASDAQ under the symbol “ELBM” and the Issuer has taken no action designed to delist the Common Shares from either the TSXV or the NASDAQ, nor has the Issuer received any notification that the Canadian Securities Commissions, the SEC, the TSXV or the NASDAQ is contemplating terminating such registration or listing (other than as disclosed in the EDGAR Documents). The Issuer has complied in all material respects with the applicable requirements of the TSXV and the NASDAQ for maintenance of inclusion of the Common Shares thereon (other than as disclosed in the EDGAR Documents). As at the Closing Date, the Issuer will have obtained or made all necessary consents, approvals, authorizations or orders of, or filing or notification with, the TSXV and the Canadian Securities Commissions and the NASDAQ and the SEC, where applicable, required for the listing and trading of the Underlying Shares subject only to satisfying their standard listing and maintenance requirements.

Section 4.          Subscriber Representations and Warranties. Subscriber represents and warrants to the Issuer as of the date hereof and as of the Closing Date that:

(a)            Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under the Transactions Documents to which it is a party.

(b)            Each of the Transaction Documents to which Subscriber is a party has been duly authorized by Subscriber and, when executed and delivered, and assuming the due authorization, execution and delivery of the same by the other parties thereto, each Transaction Document to which Subscriber is a party will constitute a legal, valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c)            The execution and delivery by Subscriber of the Transaction Documents to which Subscriber is a party, the purchase of the Convertible Notes and the New Warrants and the compliance by Subscriber with all of the provisions of the Transaction Documents to which Subscriber is a party and the consummation of the transactions contemplated therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of: (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, fact, circumstance, development, change, occurrence or state of affairs with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Convertible Notes and the New Warrants.

(d)            Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the U.S. Securities Act) that is also an institutional “accredited investor” (within the meaning of Rule 501(a) under the U.S. Securities Act) (a “Qualified Institutional Buyer”), and (ii) is not acquiring the Convertible Notes, the New Warrants or the Underlying Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the U.S. Securities Act.

(e)            Subscriber is either:

(i)	acquiring the Convertible Notes, the New Warrants and the Underlying Shares as principal only for its own account and not for the account or benefit of others and is acquiring the Convertible Notes, the New Warrants, the Underlying Shares for investment only and not with a view for resale or distribution; or

(ii)	acquiring the Convertible Notes, the New Warrants and the Underlying Shares as a fiduciary or agent for one or more investor account (the “Beneficial Subscribers”), in which case, Subscriber has full investment discretion with respect to each such account, the full power and authority to make the acknowledgments, representations and agreements herein on behalf of each owner of each such account, and:

(A) In the case of the acquisition by Subscriber of the Convertible Notes, the New Warrants and the Underlying Shares as agent or trustee for any principal whose identity is disclosed or identified, each Beneficial Subscriber of the Convertible Notes, the New Warrants and the Underlying Shares for whom Subscriber is acting, as applicable, is purchasing its Convertible Notes, the New Warrants and the Underlying Shares: (1) as principal (as defined in all applicable Canadian Securities Laws) for its own account and not for the benefit of any other person; (2) for investment only and not with a view to resale or distribution; and (3) is purchasing the Convertible Notes, the New Warrants and the Underlying Shares pursuant to an available exemption under applicable Canadian Securities Laws;

(B) In the case of the acquisition by Subscriber of the Convertible Notes, the New Warrants and the Underlying Shares as agent or trustee for any principal, Subscriber is the duly authorized trustee or agent of such disclosed Beneficial Subscriber with due and proper power and authority to execute and deliver, on behalf of each such Beneficial Subscriber, this Convertible Note Subscription Agreement and all other documentation in connection with the purchase of the Convertible Notes, the New Warrants and the Underlying Shares, to agree to the terms and conditions herein and therein set out and to make the representations, warranties, acknowledgements and covenants herein and therein contained, all as if each such Beneficial Subscriber were the Subscriber and Subscriber’s actions as trustee or agent are in compliance with applicable law and Subscriber and each Beneficial Subscriber, as applicable, acknowledges that the Issuer is required by law to disclose to certain regulatory authorities the identity of each Beneficial Subscriber of Convertible Notes, the New Warrants and the Underlying Shares for whom it may be acting, as applicable; and

(C) in the case of the acquisition by Subscriber of the Convertible Notes, the New Warrants and the Underlying Shares on behalf of an undisclosed Beneficial Subscriber, Subscriber is deemed under applicable Canadian Securities Laws to be purchasing as principal.

(f)            Subscriber is resident outside of the jurisdiction of any territory of Canada and has made the decision to subscribe for the Convertible Notes, the New Warrants and the Underlying Shares outside of any territory of Canada.

(g)            Subscriber understands that the Convertible Notes, the New Warrants and the Underlying Shares are being offered in a transaction not involving any public offering within the meaning of the U.S. Securities Act and that the Convertible Notes, the New Warrants and the Underlying Shares have not been registered under the U.S. Securities Act or any state securities laws. Subscriber understands that (1) the Convertible Notes, the New Warrants and the Underlying Shares (x) may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the U.S. Securities Act, except in accordance with the legend applicable to the Convertible Notes, the New Warrants and the Underlying Shares, as set forth in the Indenture, and (y) may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber to a person resident in Canada, except in accordance with all applicable Canadian Securities Laws, (2) the Issuer shall have no obligation to register any such purported sale, transfer or disposition which violates applicable U.S. Securities Laws or Canadian Securities Laws or other securities laws, and (3) as a result of these transfer restrictions, Subscriber may not be able to readily resell the Convertible Notes, the New Warrants and the Underlying Shares and may be required to bear the financial risk of an investment in the Convertible Notes, the New Warrants and the Underlying Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Convertible Notes, the New Warrants and the Underlying Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the U.S. Securities Act (“Rule 144”) until at least six months from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Convertible Notes, the New Warrants and the Underlying Shares.

(h)            Subscriber acknowledges that this Convertible Note Subscription Agreement, requires Subscriber to provide certain personal information relating to Subscriber to the Issuer. Such information is being collected and will be used by the Issuer for the purposes of completing the Subscription, which includes, without limitation, determining Subscriber’s eligibility to purchase the Convertible Notes, the New Warrants and the Underlying Shares under Canadian Securities Laws, preparing and registering certificates representing securities or arranging for non-certificated, electronic delivery of same, and completing filings required by any securities regulatory authority or exchange. Such personal information may be disclosed by the Issuer to (1) securities regulatory authorities and commissions, or stock exchanges, (2) the Issuer’s registrar and transfer agent, (3) any governmental authority (including any taxing authorities), board or other entity, and (4) any of the other parties involved in this Subscription, including the legal counsel of the Issuer, and may be included in record books in connection with this Subscription. By executing this Convertible Note Subscription Agreement, Subscriber consents to the foregoing collection, use and disclosure of such personal information.

(i)            Subscriber acknowledges and consents to the collection, use and disclosure of personal information, including information provided by Subscriber in this Convertible Note Subscription Agreement, by the TSXV and its affiliates, authorized agents, subsidiaries and divisions, including the TSXV for the following purposes: (i) to verify personal information that has been provided about each individual, (ii) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer or its associates or affiliates, (iii) to conduct enforcement proceedings, and (iv) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the TSXV, Canadian Securities Laws and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada. As part of this process, Subscriber further acknowledges that the TSXV also collects additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self- regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished. The personal information collected by the TSXV may also be disclosed (i) to the aforementioned agencies and organizations or as otherwise permitted or required by law and may be used for the purposes described above for their own investigations, and (ii) on the TSXV’s website or through printed materials published by or pursuant to the directions of the TSXV. The TSXV may from time to time, use third parties to process information and/or provide other administrative services and may share information with such third-party services providers.

(j)            Subscriber understands and agrees that Subscriber is purchasing the Convertible Notes, the New Warrants and the Underlying Shares directly from the Issuer. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Issuer, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction Documents or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Convertible Note Subscription Agreement, and Subscriber hereby represents and warrants that it is relying exclusively on Subscriber’s own sources of information, investment analysis and due diligence (including professional advice Subscriber deems appropriate) with respect to this Subscription of the Convertible Notes, the New Warrants and the Underlying Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

(k)            [Reserved]

(l)            Subscriber is aware that the sale to it is being made in reliance on a private placement exemption from registration under the U.S. Securities Act and Subscriber is acquiring the Convertible Notes, the New Warrants and the Underlying Shares for its own account or for an account over which Subscriber exercises sole discretion for another Qualified Institutional Buyer.

(m)            In making its decision to purchase the Convertible Notes, the New Warrants and the Underlying Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Issuer’s representations and warranties in Section 3. Subscriber acknowledges and agrees that Subscriber has received, and has had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Convertible Notes, the New Warrants and the Underlying Shares, including with respect to the Issuer and its subsidiaries and the transactions contemplated hereby. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Convertible Notes, the New Warrants and the Underlying Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Issuer’s filings with the Canadian Securities Commissions and any disclosure documents provided by or on behalf of the Issuer in connection with the subscription for the Convertible Notes and the New Warrants.

(n)            Subscriber became aware of this offering of the Convertible Notes, the New Warrants and the Underlying Shares solely by means of direct contact between Subscriber and the Issuer or their respective representatives or affiliates, and the Convertible Notes, the New Warrants and the Underlying Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Convertible Notes, the New Warrants and the Underlying Shares, nor were the Convertible Notes, the New Warrants and the Underlying Shares offered to Subscriber (i) by any other means, including by any form of general solicitation or general advertising (as such terms are used in Regulation D under the U.S. Securities Act) or (ii) in a manner involving a public offering under, or in a distribution in violation of, the U.S. Securities Act or any state securities laws.

(o)            Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Convertible Notes, the New Warrants and the Underlying Shares and that it is able to fend for itself in the transactions contemplated by this Convertible Note Subscription Agreement. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Convertible Notes, the New Warrants and the Underlying Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges and agrees that neither the Issuer nor any of its affiliates has provided any tax advice to Subscriber or made any representations or warranties or guarantees to Subscriber regarding the tax treatment of its investment in the Convertible Notes, the New Warrants and the Underlying Shares.

(p)            Subscriber has analyzed and considered the risks of an investment in the Convertible Notes, the New Warrants and the Underlying Shares and determined that the Convertible Notes, the New Warrants and the Underlying Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(q)            Subscriber understands and agrees that no federal, state or provincial agency has passed upon or endorsed the merits of the offering of the Convertible Notes, the New Warrants and the Underlying Shares or made any findings or determination as to the fairness of this investment.

(r)            Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transaction), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by Subscriber and used to purchase the Convertible Notes and the New Warrants are derived from lawful activities. For purposes of this Convertible Note Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Convertible Note Subscription Agreement, Russia, Cuba, Iran, North Korea, Syria, and the Donbas and Crimea regions); or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury and (v) the Cayman Islands.

(s)            If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transactions provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Issuer or any of its affiliates as the Plan’s fiduciary or for advice, with respect to its decision to acquire and hold the Convertible Notes, the New Warrants and the Underlying Shares, and none of the Issuer or any of its affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Convertible Notes, the New Warrants and the Underlying Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Convertible Notes, the New Warrants and the Underlying Shares will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

(t)            Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(u)            No broker or finder is entitled to any brokerage or finder’s fee or commission payable by Subscriber solely in connection with the sale of the Convertible Notes and the New Warrants to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

Section 5.          Reserved.

Section 6.          Termination. The obligations of Subscriber hereunder may be terminated by Subscriber in its absolute discretion, by notice given to and received by the Issuer prior to delivery of and payment for the Convertible Notes and the New Warrants if, prior to that time, (i) trading in securities generally on the TSXV, Toronto Stock Exchange, New York Stock Exchange, the NASDAQ, NYSE American or in the over-the-counter market, or trading in any securities of the Issuer on any exchange or in the over-the-counter market, shall have been suspended or minimum prices shall have been established or maximum ranges for prices shall have been required on such exchange or such market, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a material disruption in securities settlement, payment or clearance services in the United States or abroad, (iii) a banking moratorium shall have been declared by Federal or state authorities or any material disruption in commercial banking or securities settlement or clearance services shall have occurred, or (iv) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity, crisis or emergency if, in the judgment of Subscriber, the effect of any such attack, outbreak, escalation, act, declaration, calamity, crisis or emergency makes it impractical or inadvisable to proceed with the completion of the sale of and payment for the Convertible Notes and the New Warrants.

Section 7.          Reserved.

Section 8.          Reserved.

Section 9.          Miscellaneous.

(a)            All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b)            Subscriber acknowledges that the Issuer will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Convertible Note Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case Subscriber shall notify the Issuer if they are no longer accurate in any respect). Subscriber acknowledges and agrees that each purchase by Subscriber of Convertible Notes and New Warrants from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Issuer acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Convertible Note Subscription Agreement. Prior to the Closing, the Issuer agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Issuer set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case Subscriber shall notify the Issuer if they are no longer accurate in any respect).

(c)            Each of the Issuer and Subscriber is irrevocably authorized to produce this Convertible Note Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d)            Issuer agrees to pay at Closing the reasonable fees and expenses incurred by Subscriber in connection with the drafting, negotiation and consummation of the transactions contemplated by the Transaction Documents.

(e)            Neither this Convertible Note Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Convertible Notes acquired hereunder and the corresponding Underlying Shares and the New Warrants) may be transferred or assigned. Neither this Convertible Note Subscription Agreement nor any rights that may accrue to the Issuer hereunder may be transferred or assigned. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Convertible Note Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Issuer’s prior written consent, to another person, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

(f)            All the agreements, representations and warranties made by each party hereto in this Convertible Note Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transaction, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transaction and remain in full force and effect.

(g)            The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Convertible Notes and the New Warrants and to register the Underlying Shares for resale, and Subscriber shall provide such information as may be reasonably requested on a timely basis. Subscriber acknowledges that subject to the conditions set forth in Section 9(t), the Issuer may file a copy of this Convertible Note Subscription Agreement with the SEC or the Canadian Securities Commissions as an exhibit to a periodic report of the Issuer or a registration statement of the Issuer.

(h)            This Convertible Note Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i)            This Convertible Note Subscription Agreement, together with the form of Indenture attached hereto, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j)            Except as otherwise provided herein (including the next sentence hereof), this Convertible Note Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. This Convertible Note Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third-party beneficiaries of this Convertible Note Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k)            The parties hereto acknowledge and agree that (i) this Convertible Note Subscription Agreement is being entered into in order to induce the Issuer to execute and deliver the Indenture and (ii) irreparable damage would occur in the event that any of the provisions of this Convertible Note Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Convertible Note Subscription Agreement and to enforce specifically the terms and provisions of this Convertible Note Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Issuer shall be entitled to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Convertible Note Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any proceeding for which the Issuer is being granted an award of money damages, Subscriber agrees that such damages, to the extent payable by Subscriber, shall include, without limitation, damages related to the consideration that is or was to be paid to the Issuer under the Indenture and/or this Convertible Note Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Indenture and this Convertible Note Subscription Agreement.

(l)            In any dispute arising out of or related to this Convertible Note Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and external attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and external attorneys’ fees reasonably incurred and documented by the prevailing party in connection with the adjudication and the enforcement of its rights under this Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(m)             If any provision of this Convertible Note Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Convertible Note Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n)            No failure or delay by a party hereto in exercising any right, power or remedy under this Convertible Note Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Convertible Note Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Convertible Note Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o)            This Convertible Note Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(p)            This Convertible Note Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q)            EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD- PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT.

(r)            The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Convertible Note Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Convertible Note Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Convertible Note Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s)            This Convertible Note Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Convertible Note Subscription Agreement, or the negotiation, execution or performance of this Convertible Note Subscription Agreement, may only be brought against the entities that are expressly named as parties or third-party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third-party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Convertible Note Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t)            The Issuer shall, by 9:00 a.m., New York City time, on the Business Day immediately following the date of this Convertible Note Subscription Agreement, issue one or more press releases disclosing all material terms of the transactions contemplated hereby and file one or more reports on Form 6-K including the Transaction Documents as exhibits (collectively, the “Disclosure Document”). Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, nonpublic information regarding the Issuer received from the Issuer or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer or any of its respective affiliates in connection with the Transaction. Notwithstanding anything in this Convertible Note Subscription Agreement to the contrary, the Issuer (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber or unless as required by law, and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of Subscriber, except as required by the federal, state or provincial securities law, regulatory agency or under the regulations of the TSXV. Subscriber will promptly provide any information reasonably requested by the Issuer or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC or any Canadian Securities Commission).

(u)            The obligations of Subscriber under this Convertible Note Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under the Other Subscription Agreements. The decision of Subscriber to purchase Convertible Notes and New Warrants pursuant to this Convertible Note Subscription Agreement has been made by Subscriber independently of any Other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or by any agent or employee of any Other Subscriber, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Convertible Note Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Convertible Notes, the New Warrants and the Underlying Shares or enforcing its rights under this Convertible Note Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Convertible Note Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Convertible Note Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ELECTRA BATTERY CORPORATION MATERIALS

By:
Name: Trent Mell
Title: Chief Executive Officer

Address:

Electra Battery Materials Corporation
401 Bay Street, 6th Floor
Toronto, Ontario, M6H 2Y4
Telephone: 1 416 671 4922

with a copy (which shall not constitute notice)
to:

Troutman Pepper LLP
875 Third Avenue
New York, NY 10022
Attention: Thomas Rose
Deborah Enea

[Signature Page to Subscription Agreement]

SUBSCRIBER:

By:
Name:
Title:

Principal Amount of Convertible Notes subscribed for (100% issue price):	$

Aggregate amount of Existing Warrants to be cancelled :

New Warrants to be Issued and Sold by the Issuer:

Cash Purchase Price:

[Signature Page to Subscription Agreement]

You must pay the Cash Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Issuer specified by the Issuer in the Closing Notice.

[Signature Page to Subscription Agreement]

ANNEX A

FORM OF INDENTURE

ANNEX B

FORM OF WARRANT INDENTURE

ANNEX C

FORM OF AMENDMENT TO WARRANT INDENTURE